Filed by Lawson Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:  Lawson Holdings, Inc.

Commission File No.:  333-129862

Lawson Software	Lawson Software
Barbara Doyle	Terry Blake
Investor Relations	Media Relations
+1-651-767-4385	+1-651-767-4766
barbara.doyle@lawson.com	terry.blake@lawson.com

Intentia International
Micaela Sjökvist
Investor Relations
Telephone: +46 8 5552 5000
Cell phone: +46 70 698 6646
micaela.sjokvist@intentia.se

FINANCIAL HEARING CONFERENCE INVITATION:

LAWSON SOFTWARE AND INTENTIA INTERNATIONAL COMBINATION

ST. PAUL, Minn., and STOCKHOLM, Sweden – April 19, 2006 – Lawson Software, Inc. (“Lawson”) (Nasdaq: LWSN) hereby invites you to participate in a financial hearing session in Stockholm on Thursday, April 20, 2006. Lawson CEO Harry Debes will present the combination of Lawson and Intentia along with CFO Robert Barbieri and Intentia CEO Bertrand Sciard. Mr Sciard’s comments will include material originally intended for presentation at Lawson’s Conference and User Exchange last week. The presentation will be available to the public via webcast and conference call.

Agenda for conference in Stockholm, Thursday, April 20, 2006

•                  Location: Operaterrassen, Operahuset Karl XII:s torg, Stockholm

•                  Time: 8:30-10 a.m. CET. Registration begins at 8:15 a.m. CET (1:15 a.m. CST).

•                  To participate: Please send an e-mail with your contact info to jessica.strand@carnegie.se

To participate in the conference by telephone, call +46 (0)8 598 062 43. Please place the call about five to ten minutes before 8:30 a.m. (CET) to ensure that you are connected in time.

The conference will also be webcasted. To see the webcast, please visit www.financialhearings.com. An archive of this webcast will also be posted on www.lawson.com.

A recording of the conference will be available for replay on demand on April 20 after 12:00 p.m. (CET) at +46 (0)8 598 090 00, Room number: 598 062 43 Code: 060420 and at www.financialhearings.com.

About Lawson Software

Lawson Software provides business application software and consulting services to services organizations in the healthcare, retail, government and education, banking and insurance and other markets. Lawson’s software suites include enterprise performance management, distribution, financials, human capital management, procurement, retail operations and service process optimization. With headquarters in St. Paul, Minn., Lawson has offices and affiliates serving North and South America, Europe, and Africa. For more information, please visit www.lawson.com. Lawson Software and Lawson are registered trademarks of Lawson Software, Inc. All rights reserved.

About Intentia International

Intentia is the only global enterprise solutions provider 100% dedicated to bringing software applications and consulting services to companies whose core processes involve manufacturing, distribution and maintenance—what we call the “make, move and maintain” market.

100% of our resources are committed to this market.

100% of our software is designed for this market.

100% of our experience is in serving this market.

Intentia was founded in 1984 and serves over 3,000 customer sites in some 40 countries around the world. Our business solutions currently comprise enterprise management, supplier relationship management, customer relationship management, supply chain management, value chain collaboration, enterprise performance management and workplace management.

Intentia is a public company traded on the Stockholm Stock Exchange (XSSE) under the symbol INT B. Visit Intentia’s Web site at www.intentia.com

Forward-Looking Statements

This press release contains forward-looking statements that contain risks and uncertainties. These forward-looking statements contain statements of intent, belief or current expectations of Lawson and its management, and Intentia and its management. Such forward-looking statements are not guarantees of future results and involve risks and uncertainties that may cause actual results to differ materially from the potential results discussed in the forward-looking statements. The companies are not obligated to update forward-looking statements based on circumstances or events that occur in the future. Risks and uncertainties that may cause such differences include but are not limited to:  uncertainties in Lawson’s ability to realize synergies and revenue opportunities anticipated from the Intentia International acquisition; uncertainties in the software industry; global military conflicts; terrorist attacks in the United States, and any future events in response to these developments; changes in conditions in the company’s targeted service industries; increased competition and other risk factors listed in the company’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission and as included in Lawson Holding’s Form S-4 Proxy Statement/Prospectus filed with the Commission.

Additional Information and Where to Find It

Lawson has filed a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the proposed acquisition of Intentia by Lawson pursuant to the terms of the Transaction Agreement by and between Lawson and Intentia. On or about March 22, 2006, the proxy statement/prospectus was mailed to the stockholders of Lawson and Intentia security holders who are U.S. persons. The security holders of Lawson and Intentia are urged to read the proxy statement/prospectus and other relevant materials because they contain important information about the offer. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Lawson by going to Lawson’s Investor Relations page on its corporate Web site at www.lawson.com. A prospectus has furthermore been registered with the Swedish Financial Supervisory Authority. The prospectus is available at Lawson’s Investor Relations page on its corporate Web site at www.lawson.com.

Lawson and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lawson in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Lawson’s proxy statement, which was also filed as part of the Form S-4 submission filed with the SEC. This document is available free of charge by contacting the SEC or Lawson as indicated above.

THIS PRESS RELEASE MAY NOT BE DISTRIBUTED, DIRECTLY OR INDIRECTLY, TO OR FROM AUSTRALIA, JAPAN, CANADA, NEW ZEALAND OR SOUTH AFRICA.

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Lawson has filed a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the proposed acquisition of Intentia by Lawson pursuant to the terms of the Transaction Agreement by and between Lawson and Intentia. The proxy statement/prospectus has been mailed to the stockholders of Lawson and Intentia security holders being U.S. persons. The security holders of Lawson and Intentia are urged to read the proxy statement/prospectus and other relevant materials because they will contain important information about the offer, Lawson and Intentia. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Lawson by going to Lawson’s Investor Relations page on its corporate Web site at www.lawson.com. Lawson has also prepared a Swedish prospectus that will be submitted for registration by the Swedish Financial Supervisory Authority.

Lawson and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lawson in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Lawson’s proxy statement, which was also filed as part of the Form S-4 submission filed with the SEC. This document is available free of charge by contacting the SEC or Lawson as indicated above.